

November 22, 2011

Via E-mail
Richard A. Noll
Chief Executive Officer
Hanesbrands, Inc.
1000 East Hanes Mill Road
Winston-Salem, North Carolina 27105

> **Re:    Hanesbrands, Inc.**
> **Form 10-K for Fiscal Year Ended January 1, 2011**
> **Filed February 16, 2011**
> **File No. 001-32891**

Dear Mr. Noll:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Consolidated Results of Operations – Year Ended January 1, 2011 ("2010") Compared With Year Ended January 2, 2010 ("2009"), page 45

1.    With regard to your year over year discussions of net sales and gross profit, please address the following:

 • You state on page 81 that cotton prices were at their highest levels in 140 years during 2010 and describe the impact to your margins during 2010.  Tell us and provide draft disclosure, to be included in future filings, to discuss whether or not the increase in cotton prices has impacted or will impact your net sales as a result of product pricing adjustments.  In this regard, we note your gross profit for the six months ending July 2, 2011 increased as a result of higher product pricing.  To the extent the increase in product pricing is a result of adjustments for cotton pricing, this fact should be disclosed;

- You disclose on pages 39 and 81 that you are able to lock in the cost of cotton through October, 2011. Please provide draft disclosure to be included in future filings, to the extent material, that describes the arrangements you have made and will make to lock in the price of cotton and key terms of these arrangements; and

- You state gross profit was negatively impacted by an unfavorable product sales mix of $54 million. Please provide draft disclosure, to be included in future filings, to discuss in detail your product mix, why it was unfavorable during 2010 and whether the negative impact of an unfavorable product mix is a trend you expect to continue or if you anticipate the product mix to change. In this regard, we note your gross profit for the six months ending July 2, 2011 increased as a result of favorable product mix.

Liquidity and Capital Resources, page 65

2.      We note from page 25 that you may need to increase the portion of the income of your foreign subsidiaries that you expect to remit to the United States in order to service your debt obligations. Please disclose the amounts of the accumulated earnings of your foreign subsidiaries and cash and cash equivalents held by your foreign subsidiaries. In addition, disclose the expected range of amounts of foreign earnings to be repatriated to U.S. and the estimated amount of tax impact.

Notes to Consolidated Financial Statements, page F-8

(16) Income Taxes, page F-40

3.      With regard to your income tax rate reconciliation table, please address the following:

- You state on page 48 that your effective tax rate decreased as a result of a lower proportion of your earnings being attributed to foreign subsidiaries than in 2009. Tell us why the percentage of foreign income decreased from 242.8% to 87.9% in 2010 and how you arrive at these percentages when on page 50, income from your international segment was 25% of total income before income tax in 2010 and 77% in 2009; and

- Provide draft disclosure to be included in future filings to describe reasons for the significant changes in reconciling items, such as the change mentioned above in the amount of domestic and foreign income before income taxes and the significant decrease in tax on remittance of foreign earnings and foreign taxes less than U.S. statutory rate.

Richard A. Noll
Hanesbrands, Inc.
November 22, 2011
Page 3


       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Steve Lo, Staff Accountant at 202-551-3394 or Melissa N. Rocha, Accounting Branch Chief at 202-551-3854 if you have questions regarding these comments and related matters.


Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining